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Exhibit 12.1

Eschelon Telecom, Inc.
Statement re: computation of ratios

	Year ended December 31,						Nine months ended September 30,
	1999	2000	2001	2002		2003	2003	2004
	(dollars in thousands)
Fixed Charges
Interest Expense	$2,192	$9,274	$12,958	$5,729		$1,754	$1,301	$7,911
Estimated Interest Within Rental Expense	116	315	440	467		481	369	364

Fixed Charges	$2,308	$9,589	$13,398	$6,196		$2,235	$1,670	$8,275

Earnings
Net Income (Loss)	$(10,982)	$(52,644)	$(53,716)	$20,143		$(17,206)	$(13,940)	$6,578
Fixed Charges	2,308	9,589	13,398	6,196		2,235	1,670	8,275

Earnings	$(8,674)	$(43,055)	$(40,318)	$26,339		$(14,971)	$(12,270)	$14,853

Earnings to Fixed Charges Ratio	—	—	—	4.3	x	—	—	1.8	x
Amount by which earnings were insufficient to cover fixed charges	$10,982	$52,644	$53,716	$—		$17,206	$13,940	$—

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Eschelon Telecom, Inc. Statement re: computation of ratios